

June 10, 2013

Via E-mail
Randall F. Pearson
President
Sundance Strategies, Inc.
4626 North 300 West, Suite No. 365
Provo, UT 84604

> **Re:  Sundance Strategies, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed May 24, 2013**
> **File No. 000-50547**

Dear Mr. Pearson:

We have reviewed your response to our letter dated May 2, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note from your response letter dated May 23, 2013 that you filed a revised and redacted Transfer Agreement that does not have the names or insurance policy numbers of certain insureds in Exhibit 10.3, Schedule II.  Please note that your confidential treatment request has been denied and the entire exhibit without the redactions must be included with your filing.  The information contained in the exhibits has already been publicly disclosed and confidential treatment is no longer available.  Refer to Staff Legal Bulletin No. 1, Part II.B.1 (with Addendum), dated July 11, 2001.

2. We note your response to prior comment 1 and reissue.  Please provide us a legal analysis explaining why you are not an investment company under the Investment Company Act of 1940.  Your analysis, at a minimum, should discuss the Investment Company Act of 1940 and any available exemptions thereunder as applicable to you.  Please also provide a legal basis for your belief that no more than 40% of your assets are investment securities.

Business, page 7

3. As referenced in your response to our prior comment 1, explain what non-fractionalized rights and non-variable life insurance policies are.

4. In one of the introductory paragraphs, please explain what is a Luxembourg S.a.r.l. and clarify that you have only entered into agreements Del Mar Financial S.a.r.l. and PCH Financial S.a.r.l. Please also add a risk factor discussing the fact that these are the only two known providers of NIBs. As you are currently a public reporting company, you are required to disclose material information about your business and operations. Names of counterparties to your material agreements appear material; therefore, this information is not appropriate for confidential treatment. Please revise to provide the disclosures.

5. We note your response to our prior comment 6 and reissue in part. Please revise to disclose how long your present capital will last given your current burn rate.

6. We note your response to our prior comment 8 and reissue in part. Please quantify the amount of funds that you will need to operate your business in the next 12 months.

7. We note your response to our prior comment 9 and the revised disclosure. Please revise to explain what "net beneficial ownership interest" means in the context of your rights to the policy payments at maturity. Also explain to clarify here, if true, that the amount of premiums paid by the policy holders over the next five years will reduce the net insurance benefit by that same amount.

8. We note your response to our prior comment 11. Please clarify when you established these initial guidelines and whether the interests purchased for your current insurance product satisfied all of these guidelines. Your response should, at a minimum, take into account your reliance on third-parties to conduct due diligence and data verification.

9. Please remove the statement that as your experience and personnel grows you will continue to bolster your guidelines and broaden the scope of your acquisitions, or revise to provide support for and clarity about how you intend to make such changes and provide a realistic timeline for such plans. It appears that you currently rely on third-parties to verify your information.

10. We note your response to our prior comment 12. Please provide support for and clarity about your statement that through the NIBs structure the risks associated with the uncertain timing of the maturity of the policies is reduced by financing ongoing premiums for the policies and purchasing mortality protection insurance coverage. In addition, provide support for and clarity about your statement that through the MPIC, you are able to reduce the risk associated with lengthening life expectancies and provide liquidity for premiums after your loan commitments end.

11. We note your response to our prior comment 14 and reissue. Please revise to state as a belief your statements on page 8 that through the Senior Loans you are "able to leverage [y]our investment and purchase NIBs related to a much larger underlying pool" and that the mechanisms you describe will "make [y]our cash flows more predictable..."

12. Please also discuss the risk associated with using leverage as a means to purchase NIBs related to a much larger underlying pool of policies, and include an additional risk factor if applicable.

13. We note your response to our prior comment 13 and reissue. Please revise to disclose here the name of the European financial institution that serves as the Senior Lender. Also revise the chart on page 11 accordingly. We note that you have one senior loan facility and your response indicates that you currently have a relationship with one lender. This information appears material to an understanding of your business and operations. Please note that material information is information that is not usually appropriate for confidential treatment.

14. Revise to explain what you mean when you state that the Luxembourg Sarls have "directly or indirectly" entered into certain loan agreements related to the Senior Loans with the Senior Lender.

15. We note your response to our prior comment 17 and reissue. Please provide additional details regarding Europa Settlement Advisors' preliminary discussions with potential sources of debt and equity funding or revise to remove. Similarly, provide support for the statement that the "issuance of such insurance-linked instruments could provide such liquidity," and provide greater detail about the modeling being conducted by Europa Settlement Advisors, or remove such claims. Similarly, provide support for the statement on page 15 that you are in preliminary discussions with alternate lending sources.

16. Please balance the disclosure in the last paragraph on page 8 to clarify that you may not be able to directly own the insurance policies and purchase the related MPIC coverage.

Current NIBs Contracts, page 12

17. We note your response to our prior comment 18. Please revise to provide a brief description or introduction for the table and revise to remove the language related to your prior response letter. Also, please disclose the annual cost of premiums per policy, and if you believe it helpful, add a footnote to discuss the potential variability that is possible from year to year.

18. We note your response to our prior comment 21. Please revise to clarify here, if true, that the amount of premiums paid by the policy holders over the next five years will reduce the net insurance benefit by that same amount. In addition, quantify how much you expect the net insurance benefit will be reduced by other costs incurred by you or the

policy holders over the next five years, and provide similar clarifying disclosure on page 57.

Distribution Methods of Products or Services, page 14

19. We note the reference to a potential debt funding secured by the NIBs.  With a view towards revised disclosure, please disclose the financing plans that you currently have.

Competitive Business Condition, page 14

20. We note your response to our prior comment 24.  Please revise to disclose the names of Del Mar Financial S.a.r.l. and PCH Financial S.a.r.l. as the only known providers of NIBs.

21. We note your response to our prior comment 26.  Please revise to reinstate the disclosure about the Senior Lender being a member of the Federal Association of German Banks, and that it has been granted a license in accordance with the German Banking Act, and is registered and supervised by the German Federal Financial Supervisory Authority.  As the Loan and Financing Agreement appears material to you, we believe that the description of the Senior Lender is material.

22. We note your response to our prior comment 27 and reissue in part.  Please revise the last sentence under the subsection entitled "MPIC Market" to state as a belief.

Sources and Availability of Policies and NIBs, page 15

23. We note your response to our prior comment 28 and reissue.  Please provide support for your statement that you have established a "close" relationship with a servicer, and that this firm works with "some of the largest" insurance portfolio owners in the marketplace. Also revise to balance the disclosure by clarifying that you cannot provide any assurance that you will enter into future transactions with this service.  Please also revise to disclose the name of NorthStar Life Services, LLC, as your servicer.

24. We note that you have also "considered creating the NIBs internally to further reduce the cost of the NIBs."  Please revise to provide additional details about this process and briefly describe the additional requirements that this would entail.

Dependence on One or a Few Major Providers, page 16

25. We note your response to our prior comment 30.  We note your characterization that you have a "close" relationship with each of the Senior Lender and MPIC Provider.  Explain the reasons why you believe you have such a close relationship.  Alternatively, please remove the claims because they do not provide any assurances as to any future transactions with such parties.

Existing and Probable Government Regulation to Our Current and Intended Business, page 16

26. We note your response to our prior comment 32 and it remains unclear how you will
ensure that all life settlement policies will have been initially purchased in compliance
with applicable laws. We note that you do not currently have an internal due diligence
resource. Please describe in greater detail the due diligence you will undertake to ensure
such compliance, including to what extent you will rely on third parties for specific
aspects of such due diligence. Please also tell us if due diligence was conducted by an
attorney, whether through you or your servicer, to ensure that the policies in your current
inventory were initial purchased in compliance with applicable laws.

Risk Factors, page 19

27. Consistent with your response to our prior comment 20, please add a risk factor
discussing the fact that you do not track concentrations of pre-existing medical conditions
among insured individuals.

28. We note your response to our prior comment 37 and reissue. Consistent with your
disclosure on page 16, please add a risk factor to discuss the fact that you are not licensed
in any state to engage in the purchase of policies from original policy owners and discuss
any limitations associated with the absence of such licenses, such as your inability to
purchase directly from original policy owners and how this affects your results of
operations. While we note that your business model does not require such licensing, such
risk factor may identify a potential risk inherent in your business model.

Our Projections, Forecasts and Estimates may be incorrect..., page 20

29. We note your response to our prior comment 34, and your disclosure that projections are
based on your ability to purchases NIBs related to policies with combined face amounts
in excess of $500 million and at least 100 underlying insureds. Please disclose here that
you currently own policies with an aggregate face amount of $129,038,933 with 22
underlying insureds, which increases the risk that your actual yield may be less than
expected, since your portfolio may not be diversified enough to achieve actuarial
stability.

Financial Statements, page 49

Notes to Financial Statements, page 55

(5) Investment in Net Insurance Benefits, page 56

30. We note your responses to our prior comments 55 and 56 and are unclear as to your
relationship to the "policy holders." It would appear as though you purchase the interest
in the net insurance benefits from the third party that has already purchased the life
insurance policy from the insured. It is not clear why the policy holder would pay all

premiums and expenses on the policies and only recoup such premiums and expenses when the policy matures at death without a profit realized, as it appears as though all profit in the form of the net insurance benefits flow to you. Please tell us and revise to further clarify the amounts in addition to premiums and expenses that the policy holder will receive and clearly disclose the actual amounts you expect to realize upon the death of the insured. Your revised disclosure should explain the face amount, the net insurance benefit that you will receive after all premiums and expenses are deducted by the policy holder and further explain the financing amounts that must be repaid once the proceeds are received.

Exhibits

31. We note that you have redacted certain information from the Loan and Security Agreement without a confidential treatment request. We note that information from an exhibit filed with your Form 8-K may not be redacted unless you have a confidential treatment request for such omitted information. You have redacted a significant number of important terms in the agreement. If the contracts filed constitute material contracts pursuant to Item 601(b)(10) of Regulation S-K, you must adequately describe all materials terms as required by Regulation S-K. The Freedom of Information Act and our rules provide very limited exemptions to the requirement that everything in a material contract be disclosed. Please note that Staff Legal Bulletin No. 1, Part II.B.2 (with Addendum), dated July 11, 2001, states that "Except in unusual circumstances, disclosure required by Regulation S-K or any other applicable disclosure requirement is not an appropriate subject for confidential treatment." The exemptions for confidential treatment are very narrowly construed, and in order to receive the exemptive relief you must make an adequate application to the Commission that provides support for your claim of potential competitive harm. It should also provide support for the claim that disclosure of the redacted provisions is not necessary for the protection of investors. The information that you have redacted appear material to an understanding of your business. You should revise your Form 8-K and refile the exhibit accordingly.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel